EXHIBIT NO. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS
ACQUIRES REMAINING INTEREST IN MANAGEMENT COMPANY

TORONTO, August 25, 2004 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) announced today that it has completed the acquisition of the minority interest in the Fairmont management company from Maritz, Wolff & Co. for approximately $70 million.

Commenting on the transaction, William R. Fatt, FHR’s Chief Executive Officer, said, “We are pleased to now own 100% of the Fairmont management company as we anticipate considerable growth for our luxury brand over the next several years.” Mr. Fatt continued, “Maritz, Wolff & Co. is a significant owner of hotel real estate that we manage and will continue to be an important partner for us in the future.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email:   investor@fairmont.com
Website:   www.fairmont.com/investor